BACON LAW GROUP

Thomas C. Bacon, Principal TBacon@baconlawgroup.com	1601 N. Sepulveda Boulevard, #349 Manhattan Beach, CA 90266 (310) 880-2698

June 22, 2018

VIA EDGAR

Karen Rosotto

Christina DiAngelo Fettig

Securities and Exchange Commission

100 F. Street, NE

Washington DC 20549

Re:	Triton Pacific Investment Corporation, Inc. File Nos. 333-206730

Dear Ms. Rosotto and Ms. Fettig:

On behalf of Triton Pacific Investment Corporation, Inc. (the “Company”), set forth below are the Company’s responses to the oral legal and accounting comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Post-Effective Amendment No. 5 to its Registration Statement on Form N-2 (File No. 333-206730) filed on April 5, 2018 (the “Registration Statement”). Concurrently with the filing of this letter, the Company is filing its Post-Effective Amendment No. 6 to its Registration Statement on Form N-2 (“Amendment 6”). For your convenience, a summary of the Staff’s comments is numbered and presented in bold, and each comment is followed by the Company’s response.

Legal Comments

1.            Please remove the references to the Class T shares on the cover page of the registration statement and throughout the prospectus.

Response: The Company removed the references to the Class T shares throughout Amendment 6.

2.            In the bullet points on the cover page of the prospectus and throughout the prospectus, in the references to the completion of a liquidity event five to seven years following the completion of the offering stage, please define the term “offering stage” and provide more definitive disclosure as to when a liquidity event might occur.

Response: The Company has defined its “offering stage” as the three-year period following the commencement of this follow-on offering. The Company has included disclosure in Amendment 6 indicating that this three-year offering stage will terminate on March 17, 2019, unless the Company elects to continue the offering beyond that period.

Karen Rosotto

Christina DiAngelo Fettig

Securities and Exchange Commission

June 22, 2018

3.            On page 3 of the prospectus, please delete the word “initially” in reference to Vincent Ingato’s responsibility for day-to-day management of the debt investments.

Response: The Company made the requested change to Amendment 6.

4.            In the second bullet point on page 3 of Amendment 5 and throughout the prospectus, please indicate the possibility that the Company’s shares may never be listed on a national securities exchange.

Response: The requested change has been made throughout Amendment 6.

5.            Please confirm that the Company does not intend to issue any preferred shares or conduct a rights offering during the one-year period following the effectiveness of this registration statement.

Response: The Company so confirms.

6.            Please add additional disclosure regarding the potential conflicts of interest between the Company, the Adviser and its affiliates resulting from certain compensation arrangements between the Adviser and its affiliates and certain portfolio companies.

Response: Pages 18 and 38 of Amendment 6 contain this disclosure.

7.            Please consider revising the range of investments contained on page 7 of Amendment 5 to more accurately reflect the Company’s expectations given its current asset base.

Response: In Amendment 6, the Company revised this disclosure to indicate that investments will generally range from $250,000 to $10,000,000 per portfolio company.

8.            If going forward the Company intends to co-invest in transactions alongside affiliates of its Adviser other than pursuant to an exemptive order from the SEC, please explain the regulatory basis under which the Company believes these co-investments are permitted.

Response: Going forward the Company does not intend to make any co-investments alongside affiliates of its Adviser other than pursuant to an exemptive order issued by the SEC. The Company amended Amendment 6 to reflect this intention.

9.            Please confirm that the risk disclosure contained in Amendment 5 adequately addresses the Company’s flexibility in the use of its offering proceeds.

Response: The Company so confirms.

10.          In the discussion of the potential conflicts of interest on page 19 of Amendment 5 and throughout the prospectus, please discuss the potential conflicts of interests arising from the role the Adviser plays in the valuation of the Company’s investments.

Karen Rosotto

Christina DiAngelo Fettig

Securities and Exchange Commission

June 22, 2018

Response: The Company has included additional disclosure regarding this potential conflict of interest in Amendment 6, including on page 18. The prospectus also contains a risk factor discussion of this potential conflict of interest on page 35 of Amendment 6.

11.          Please provide additional disclosure regarding the specific experience of both the Company’s Adviser and its Sub-Adviser in managing investments similar to the Company’s.

Response: The Company has included additional disclosure regarding the experience of the Adviser and Sub-Adviser in Amendment 6, including on page 27.

12.          In the discussion of the proposed reduction of the Company’s asset coverage ratio to 150%, include additional disclosure regarding the conditions the Company must satisfy in order to avail itself of the reduced asset coverage ratio.

Response: The Company has included additional disclosure regarding these conditions in Amendment 6.

13.          Regarding the Company’s disclosure of its potential use of total return swaps or other derivative transactions:

a.            Include additional disclosure in the discussion of the Company’s investment strategy that it may engage in total return swaps.

Response: The Company included additional disclosure in Amendment 6 on page 88.

b.            Please confirm whether the Company currently has any current plans to enter into a total return swap or other derivative transactions.

Response: The Company presently does not have any such intentions.

c.            If the Company were to enter into a total return swap, does the Company intend to value the total return swap using the notional value of the underlying securities or some other method?

Response: The Company intends to value any total return swaps on its balance sheet based on the notional value of the collateral plus or minus any gains or losses.

14.          How does the Company intend to comply with Form N-2, Guide 1 regarding the circumstances under which the Company’s offering proceeds are not invested within six months?

Response: The Company included additional disclosure in Amendment 6 on page 57.

15.          Please clarify the language in the Use of Proceeds section of the prospectus regarding the Company expense reimbursement agreement and the fact that a portion of the Company’s distributions constitute a return of capital.

Karen Rosotto

Christina DiAngelo Fettig

Securities and Exchange Commission

June 22, 2018

Response: The Company revised this disclosure in Amendment 6.

16.          If the Company intends to invest in portfolio companies that pay payment-in-kind (“PIK”) interest, please add an additional risk factor disclosure regarding PIK interest.

Response: The Company has added additional risk factor disclosure concerning PIK interest on page 42 and 43 of Amendment 6.

17.          If the Company enters into a total return swap, please confirm that the Company will look through the assets of the total return swap and include those assets as investments of the Company.

Response: The Company so confirms.

18.          Please add additional disclosure regarding the basis of Company’s board of directors for approving the investment adviser agreement with its adviser and the sub-adviser’s agreement with its sub-adviser.

Response: The Company has included additional disclosure in Amendment 6 on page 115.

Accounting Comments

19.          Please ensure that Amendment 6 includes an updated consent of the Company’s independent registered accounting firm.

Response: Amendment 6 includes an updated consent of the Company’s accountants.

20.          Please ensure that Amendment 6 includes the Company’s financial statements and other financial information covering the first quarter of 2018.

Response: Amendment 6 includes the Company’s first quarter financial information.

21.          Please confirm that the Company has not sold any of its securities pursuant to its current effective registration statement since April 30, 2018 and that the Company will not sell any of its securities until and unless the SEC declares the Company’s an amended registration statement effective.

Response: The Company so confirms.

22.          In the Fees and Expenses Table included on page 23 of Amendment 5, please explain why the total transaction expenses payable by shareholders exceeds 15%.

Response: In Amendment 6, the Company revised the Fees and Expenses table to state that the total transaction expenses will not exceed 15%, in accordance with applicable limitations. In addition, in Amendment 6, the examples included assuming a $1,000 investment have been adjusted accordingly to reflect the revised transaction expenses.

Karen Rosotto

Christina DiAngelo Fettig

Securities and Exchange Commission

June 22, 2018

23.          In the Selected Financial Data table included on page 33 of Amendment 5, the line items for “net increase (decrease) in net assets resulting from operations – basic and diluted” are not consistent with the same line items included in the financial statements.

Response: In Amendment 6, the Company revised the Selected Financial Data table to make it consistent with the disclosure in the financial statements.

24.          On page 82 of Amendment 5, the disclosure regarding the treatment of organization and offering expenses is not consistent with the disclosure contained in the notes to the financial statements.

Response: In Amendment 6, the Company has revised this disclosure to make it consistent with the disclosure contained in the financial statements.

25.          In the Portfolio Companies table included on pages 100-101 of Amendment 5, please include the percentage of the outstanding securities of Javlin Financial Services, LLC (“Javlin”) owned by the Company as required by Item 8(6)(a) of Form N-2.

Response: This disclosure is included in Amendment 6.

26.          Please ensure that the opinion of the Company’s independent registered public accounting firm on page F-2 of Amendment 5 covers the Company’s financial highlights in addition to its financial statements.

Response: The Company has discussed this issue with its independent registered public accounting firm, who have assured the Company that their opinion covers the financial highlights. We have requested that the accounting firm revise their opinion going forward to more clearly state that it addresses the financial highlights.

27.          In the Schedule of Investments, please ensure that the following disclosure is included:

a.            If applicable, indicate any of the Company’s investments that are not income producing in accordance with footnote 7 to Regulation S-X Rule 12-12.

Response: The Company has one investment, ACON IWP Investors I, L.L.C., that is not income producing. The Company will include this disclosure in its Schedule of Investments going forward. The Company also included this disclosure in the discussion of IWP that accompanies the Portfolio Companies table.

b.            If applicable, indicate any of the Company’s investments that consist of restricted securities in accordance with footnote 8 to Regulation S-X Rule 12-12.

Karen Rosotto

Christina DiAngelo Fettig

Securities and Exchange Commission

June 22, 2018

Response: The Company does not have investments in restricted securities.

c.            If applicable, disclose the rates payable on any preferred securities owned by the Company in accordance with footnote 4 to Regulation S-X Rule 12-12.

Response: Currently, the Company has one investment in preferred securities, Javlin Financial Services, LLC (“Javlin”), however, that investment has been written off.

d.            If applicable, disclose any payment-in-kind interest payable on any of the Company’s investments in accordance with footnote 4 to Regulation S-X Rule 12-12.

Response: Currently, there is no payment-in-kind (“PIK”) interest payable on any of the Company’s investments. The Company previously had one investment that paid PIK interest but that investment, in Javlin, has been written off.

28.          In the table of Non-Controlled Affiliated Investments included with the Schedule of Investments, include the following disclosure:

a.             If applicable, the disclosure required by Columns B and D of Regulation S-X Rule 12-14.

Response: The Company will include this disclosure in its future filings.

b.             If applicable, the disclosure required by footnote 6(c) of Regulation S-X Rule 12-14.

Response: The Company will include this disclosure in its future filings.

29.          Please consider modifying the last sentence of footnote (e) of the Schedule of Investments to make it clear that the Company does own non-qualifying assets even if the value of these assets is $0.

Response: The Company will include this disclosure in its future filings.

30.          In Note 1 to the financial statements and throughout the registration statement, the Company refers to itself as a non-diversified closed-end investment company. Please confirm that the Company has been acting as a non-diversified investment company and if not, please update the disclosure accordingly.

Response: The Company’s investment strategy and plan of operation is to continue to operate as a non-diversified investment company. Because of the mix of the Company’s investments, the Company has, at various times since its inception, been considered a non-diversified investment company as defined in Section 5(b) of the Investment Company Act of 1940, as amended (the “Company Act”). The Company has pursued a non-diversified investment strategy since its inception and intends to continue to pursue a non-diversified investment strategy going forward.

31.          Please confirm that all amounts payable under the Company’s expense reimbursement agreement with its Adviser will be settled in cash on a quarterly basis.

Karen Rosotto

Christina DiAngelo Fettig

Securities and Exchange Commission

June 22, 2018

Response: To the extent there are any due to and due from amounts between the Company and the Adviser, such amounts have been and will continue to be, settled in cash on a quarterly basis and in accordance with the terms and limitations contained in the expense reimbursement agreement.

32.          We note the discussion of the expense reimbursement agreement included in Note 4 to the financial statements. Please describe how the Adviser is able to advance less than 100% of the Company’s expenses under the terms of the agreement.

Response: The expense reimbursement agreement, by its terms, allows the Adviser to pay to the Company up to 100% of the Company’s operations expenses and its organizational and offering expenses. The Company’s obligation to reimburse the Adviser for advances previously made does not commence until the gross proceeds from the Company’s offering reaches $25 million. Under the terms of the agreement, the Adviser’s decision to pay any of the Company’s expenses is within the discretion of the Adviser and is not a mandatory obligation.

33. In the discussion of the expense reimbursement agreement included in Note 4 to the financial statements, the Company discusses the Adviser’s decision to pay less than 100% of the Company’s expenses. Please confirm that the Company has performed an analysis under Statement of Financial Accounting Standards No. 5 (Accounting for Contingencies) (“FAS 5”) and determined that the amounts subject to reimbursement are not required to be reflected as liabilities in the Company’s financial statements.

Response: The Company so confirms.

34.          In Note 4 to the Company’s financial statements, the Company states that “As of December 31, 2017, $5,292,191 has been recorded as Reimbursement due from the Adviser pursuant to the Expense Reimbursement Agreement.” Please clarify this disclosure to make it clear that this amount reflects the aggregate amount advanced by the Adviser to the Company and is not the amount currently due and owed by the Company to the Adviser.

Response: The Company will clarify this disclosure in its future filings.

35.          In the financial highlights included on page F-24 of Amendment 5, please break out the returns of capital from the stockholder distributions. See Rule 6-09 of Regulation S-X and Form N-2 Item 4.

Response: In the financial highlights in Note 8 of its financial statements for the year ended December 31, 2017, the Company inadvertently mislabeled certain of its distributions as distributions of net investment income when in fact these distributions constituted returns of capital. The Company will correct this disclosure in its future filings. The Company does not believe that this revision is material to stockholders and potential investors in the Company’s securities. The Company included the disclosure of the sources of its distributions throughout its prospectus, including in its financial statements. Specifically, the discussion of the Company’s distributions contained on pages 63-64 of Amendment 6 include tables indicating that a portion of the Company’s distributions during the year ended December 31, 2017 and the quarter ended March 31, 2018 constituted a return of capital. Similar disclosure is included in the Management’s Discussion and Analysis section of Amendment 6, at pages 76-77. In the financial statements, this disclosure is included on pages F-18 and F-19 of Amendment 6, for the quarter ended March 31, 2018, and on page F-44, for the year ended December 31, 2017. Given the disclosure of this information throughout the Company’s prospectus and its financial statements, the Company does not believe that the inadvertent mistake in its financial highlights table is material.

Karen Rosotto

Christina DiAngelo Fettig

Securities and Exchange Commission

June 22, 2018

36.          In Note 5 to the financial statements, please ensure that the Company includes all of the disclosure required by Rule 6-03(h)(2) of Regulation S-X.

Response: The Company will include this disclosure in its future filings.

37.          Please explain why the Company elected to completely write down its investment in Javlin in the second quarter of 2017 after carrying that investment at its fair market value over the prior quarters.

Response: Certain events occurred at Javlin during the second quarter of 2017 that led to the Company’s decision to completely write down the Company’s investment. Specifically, during the second quarter of 2017, Javlin defaulted under its credit agreement with its primary lender. Javlin had attempted to refinance its credit arrangement and had a new lender in place ready to refinance Javlin’s debt. However, the negotiations surrounding the refinancing collapsed when Javlin’s largest investor indicated that it would no longer continue to fund the company. The Company had no reason to believe that a default was likely prior to the second quarter of 2017 because (i) a refinancing of Javlin’s existing credit agreement was in the process of being completed, and (ii) the Company and its Adviser had been told by Javlin’s management that that Javlin’s largest investor would continue its funding of Javlin. When Javlin’s largest investor reversed its prior position and decided to terminate its funding of Javlin, the efforts at refinancing Javlin’s debt collapsed and the Company elected to completely write down its investment.

38.          Please include five years of financial information in the financial highlights table included in Note 8. See FASB ASC 946-205-45-1.

Response: The Company will include this disclosure in its future filings.

39.          Please confirm the Company does not have any unfunded commitments to disclose.

Response: The Company confirms that it does not have any unfunded commitments.

If you have any questions, or if you require additional information, please do not hesitate to contact Mr. Thomas C. Bacon at (310) 880-2698.

Very truly yours,

/s/ Thomas C. Bacon

Thomas C. Bacon, Esq.

Attorney for Triton Pacific Investment Corporation, Inc.